

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

Re: Uber Technologies, Inc.
Registration Statement on Form S-1
Exhibit No. 10.27
Filed April 11, 2019
File No. 333-230812

Dear Mr. Khosrowshahi:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance